

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2022

Xianfeng Yang
Chief Executive Officer
BIT Mining Limited
Units 813&815, Level 8, Core F, Cyberport 3
100 Cyberport Road
Hong Kong

>   **Re: BIT Mining Limited**
>   **Amendment No. 6 to Registration Statement on Form F-3**
>   **Filed January 7, 2022**
>   **File No. 333-258329**

Dear Mr. Yang:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 3, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-3

Our Company, page 5

1.   We note your response to prior comment 2 and your statement that, other than Bitcoin, Ethereum and Dogecoin, you do not mine or hold any other type of cryptocurrencies that represents greater than 1% of the Company's total assets as of September 30, 2021. Please disclose a complete list of all mined digital assets and identify each specific digital asset, other than Bitcoin, Ethereum, and Dogecoin, that you hold that represents greater than 1% of your total assets, in each case as of the date of the prospectus.

Xianfeng Yang
BIT Mining Limited
January 20, 2022
Page 2

Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ke Li, Esq.